FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

        Attached hereto is the Company’s notice of meeting and proxy statement for a special meeting of shareholders to be held on Wednesday, April 15, 2009. Notices of the special meeting will be mailed to our shareholders on or about March 9, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2009	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

CROW TECHNOLOGIES 1977 LTD.

March 8, 2009

Dear shareholder,

Re:   Extraordinary General Meeting of shareholders

        You are cordially invited to attend an Extraordinary General Meeting of shareholders (the “Extraordinary Meeting”) of Crow Technologies 1977 Ltd. to be held at Crow’s offices at 12 Kineret Street, Airport City, Israel, on April 15, 2009 at 10:00 a.m, local time.

        Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Extraordinary General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

        At the meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

        Whether or not you plan to be present at the Extraordinary Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received by 4:00 p.m., Israel time, on April 13, 2009, to be counted for the Extraordinary Meeting. If you are present at the Extraordinary Meeting and desire to vote in person, you may revoke appointment of proxy at the Extraordinary Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, —————————————— Meir Jacobson Chairman of the Board of Directors

CROW TECHNOLOGIES 1977 LTD.

Notice of Extraordinary General Meeting of shareholders

To the shareholder of Crow Technologies 1977 Ltd.:

The Extraordinary general meeting of shareholders of Crow Technologies 1977 Ltd. (the “Company”) will be held at the Company’s headquarters located at 12 Kineret Street, Airport City, Israel, on April 15, 2009 at 10:00 a.m., local time for the following purposes:

1.     To approve the remuneration to be paid by the Company to Mr. Ze’ev Avraham Slavin in an aggregate amount equal to the remuneration paid by the Company to its External Directors for a term commencing the year 2009 and for as long as he remains a director on the Board of Directors of the Company and signatory in the Company.

2.     To elect Mr. James Roger Farkas to serve as an External Director on the Company’s Board of Directors.

3.     To approve the agreements between the Company’s wholly owned subsidiary, Crow Electronic Engineering Ltd. with Exatel Visual Systems Ltd., the agreement between Video Domain Technologies Ltd., Exatel Visual Systems Ltd and Nayos Ltd. and the profit share agreement between a subsidiary of the Company and Exatel as more fully described in the attached proxy statement.

4.     To renew the Services Agreement dated June 1, 2003 between the Company and Mr. Meir Jacobson, chairman of the board of directors of the Company, as extended until July 1, 2009 for a further term of thirty six (36) months commencing as of July 1, 2009, subject to earlier termination by either party by thirty (30) days prior written notice. The remaining terms of the original agreement shall remain unchanged

Only shareholders of record on March 9, 2009 are entitled to receive notice of and vote at the Extraordinary Meeting.

By order of the Board of Directors, —————————————— Shmuel Melman Chief Executive Officer of the Company

CROW TECHNOLOGIES 1977 LTD.

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

March 8, 2009

        The enclosed proxy is solicited on behalf of the Board of Directors of Crow Technologies 1977 Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held on Wednesday, April 15, 2009 at 10:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 12 Kineret Street, Airport City, Israel. The telephone number at that address is +972-3-9726000

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        You are entitled to notice of the Extraordinary Meeting and to vote at the Extraordinary Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.25 (the “Ordinary Shares”), of the Company at the close of business on March 9, 2009 (the “Record Date”). You are also entitled to notice of the Extraordinary Meeting and to vote at the Extraordinary Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies

        A form of proxy card for use at the Extraordinary Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Extraordinary Meeting. Attendance at the Extraordinary Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Extraordinary Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Extraordinary Meeting, provided that they hold shares conferring in the aggregate at least forty percent (40%) of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Extraordinary Meeting, the Extraordinary Meeting will be adjourned to the same day in the next week, at the same time and place. If the quorum is not present with half an hour at such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Extraordinary Meeting.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Extraordinary Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

PROPOSAL 1
APPROVAL OF REMUNERATION TO A DIRECTOR

Background

Mr. Ze’ev Avraham Slavin has served as a director on the Company’s Board of Directors since December 28, 2003. In addition, Mr. Slavin serves as a director on the Board of Directors of the Company’s subsidiary, Crow Electronic Engineering Ltd. Furthermore, Mr. Slavin has acted in the capacity of a signatory on behalf of the Company as part of its general signatory rights since December 28, 2003 and in such capacity has spent time, effort and has incurred expenses associated with his duties. In accordance with Section 270(3) of the Companies Law, and pursuant to the recommendation of the Board of Directors and Audit Committee, shareholders will be asked to approve a remuneration to be paid by the Company to Mr. Slavin for his service as a director in the Company in the aggregate sum equal to the remuneration paid by the Company to its External Directors (i.e. in 2008, in the total sum of approximately NIS 40,000 comprising of a fixed annual fee as well as a fee for each meeting attended by such external director, all set by the Israeli regulations). Such remuneration shall be paid by the Company as of the year 2009 and for as long as he remains a director on the Board of Directors of the Company and a signatory in the Company.

Proposal

At the Extraordinary Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the remuneration to be paid by the Company to Mr. Ze’ev Avraham Slavin in an aggregate amount equals to the remuneration paid by the Company to its External Directors for a term commencing the year 2009 and for as long as he remains a director on the Board of Directors of the Company and signatory in the Company “

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the payment of the remuneration to Mr. Slavin.

PROPOSAL 2
ELECTION OF MR. JAMES ROGER FARKAS AS AN EXTERNAL DIRECTOR OF THE COMPANY

Background

The Company is required under the Companies Law to have at least two External Directors on its Board of Directors. Whereas Mr. Uri Bar-Ner has completed his tenure as an External Director on the Company’s Board of Directors On February 11, 2009, the Company is required to elect an External Director in his stead.

Among other requirements of the Companies Law, a person may not serve as an External Director if such person or such person’s relative, partner or employer, or any entity controlled by such person has, at any time during the two (2) years up to the date of appointment, any affiliation with the Company, entities controlling the Company or entities controlled by the Company or by the Company’s controlling shareholders. The term “affiliation” is broadly defined in the Companies Law. In addition, no person may serve as an External Director if such person’s position or other business creates any conflict of interest with or impairs his or her responsibilities as an External Director.

Each committee of the Company’s Board of Directors is required to include at least one External Director, and all External Directors must be members of the Board of Directors’ Audit Committee. An External Director is entitled to compensation and to reimbursement of expenses as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director. External Directors are elected at a general shareholders meeting and serve for a three-year term.

The Companies Law provides that a general shareholders meeting at which the appointment of an External Director is to be considered will not be held unless the nominee has declared to the Company that he or she complies with the qualifications for appointment as an External Director. The proposed nominee, Mr. James Roger Farkas, has declared to the Company that he complies with the qualifications for appointment as an External Director, and he has agreed to stand for election. If elected, Mr. James Roger Farkas will hold office for a term of three years as of the date of this meeting, i.e. until April 15, 2012, unless his office is vacated earlier in accordance with the provisions of the Companies Law or the Company’s Articles of Association. If for any reason Mr. James Roger Farkas should be unable to serve, another person will be elected in accordance with applicable law. The Board of Directors of the Company resolved on February 17, 2009 that Mr. James Roger Farkas has Professional Skills, pursuant to the Company’s Regulations (Conditions and Tests for a Director Having Professional Skills).

Background information regarding Mr. James Roger Farkas, who is 37 on the date of this Proxy Statement, is as follows:

Mr. Farkas is a lawyer and investment banker with 12 years’ corporate experience in M&A, private equity and merchant banking, including international experience in Australia, the United Kingdom and Israel. Mr. Farkas has served as a director for several companies. He currently serves as a director for BBIC Limited, Wiston Court Pty Limited, InfoProtect Technologies PLC and J.R. Farkas Investments & Advisory Ltd., of which he is the Principal. Mr. Farkas holds degrees in law and commerce (B.Com / LLB) from the University of New South Wales, Sydney, Australia, specializing in Industrial Relations. He resides in Tel Aviv, Israel.

Proposal

At the Extraordinary Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to elect Mr. James Roger Farkas to serve as an External Director on the Company’s Board of Directors;

Vote Required

The approval of this proposal requires (1) a majority of the votes cast regarding such election at the Extraordinary Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Extraordinary Meeting in person or by proxy or (ii) the total number of votes of the non-controlling shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company’s voting rights; and (2) each shareholder must indicate, either on the proxy card or prior to voting in person at the Extraordinary Meeting, whether or not the shareholder is considered a controlling shareholder of the Company.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the appointment of James Roger Farkas to the Board.

PROPOSAL 3
APPROVAL OF TRANSACTIONS BETWEEN THE COMPANY AND
EXATEL VISUAL SYSTEMS LTD.

Background

        The Company had entered into various OEM/ODM agreements with large international corporations. As part of such projects, the Company seeks to cooperate with Exatel Visual Systems Ltd. and request Exatel Visual Systems Ltd. to develop the various aspects contained in the products to be supplied to the Company’s customers. In two projects (the “Two Projects Agreement”), it is contemplated that Exatel receive from the Company a remuneration based on a) fixed price – the sum of US$260,560 and US$55,645 respectively (VAT applicable to all sums), which is based on the labor and associated costs of Exatel in providing the development work; and b) royalties – at the rate of 5% on the bill of materials of the products to be sold by the Company, limited for a term of five (5) years upon completion of the development stage. Exatel shall also provide the Company with technical support and assistance for no additional charge. Exatel shall not have any rights in the products and any intellectual property developed by it. In the third project (the “Profit Sharing Agreement”), where both Exatel and the Company, through its wholly owned subsidiary, VideoDomain Technologies Ltd., are involved and have engaged a third party to provide development services to a new product, where the remuneration of such third party is fully paid by Exatel alone, it was agreed that Exatel and the Company shall share, in equal parts, all revenues actually received by each of Exatel and the Company from selling such product, less the manufacturing cost of the Product, plus 15% added thereon, where the manufacturing shall be done by the Company or by a third party chosen by it.

Whereas, Mr. Shmuel Melmen, CEO of the Company, a director and a controlling shareholder has a personal interest in the transactions described above, being an shareholder and director in Exatel, then pursuant to Section 270(4) and 275 of the Companies Law, the transactions were presented to the Board of Directors and Audit Committee of the Company for their approval and is brought before the shareholders for their approval. The Board of Directors and Audit Committee have examined the transactions and after careful consideration and management assurance that the transactions are made at a market value, considering similar transactions of this nature and based on an independent expert opinion submitted to the Company at its request by Ran Stock Managerial and Business Consultation, determining that the consideration received by the Company in said transactions is customary and at arm’s length, and since Exatel has unique expertise in developing the required aspects of the projects and its contribution to the abovementioned projects is considered essential by the Company, the Board of Directors and Audit Committee have approved the above transactions.

Shareholders may review the full version of the abovementioned agreements, at the principal executive offices of the Company, upon prior notice and during regular working hours until the date of the meeting.

Proposal

It is proposed that the following resolution be adopted at the Extraordinary Meeting:

“RESOLVED, to approve the Two Projects Agreement and Profit Sharing Agreement between the Company’s wholly owned subsidiary, Crow Electronic Engineering Ltd. with Exatel Visual Systems Ltd..

Vote Required

The affirmative vote of the holders of the majority of the shareholders present in person or by proxy and voting at the Extraordinary Meeting – provided that one of the following shall occur: (a) Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the transaction; when counting the entire votes of such shareholders, those who abstain shall not be considered; and (b) The sum of the opposing votes out of the shareholders referred to in subsection (a) above does not constitute more than one percent of the entire voting rights in the Company.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the approval of the Two Projects Agreement and the Profit Sharing Agreement between the Company’s wholly owned subsidiary, Crow Electronic Engineering Ltd. and Exatel Visual Systems Ltd.

PROPOSAL 4
APPROVAL OF MR. JACOBSON’S EXTENSION OF SERVICE AGREEMENT

Background

Mr. Meir Jacobson serves as the Chairman of the Board of Directors of the Company. On June 1, 2003, the Company entered into a Services Agreement with Mr. Jacobson, as further described on its annual report on form 20-F. The original term of Mr. Jacobson’s agreement expired on July 1, 2006 and was renewed for an additional term of thirty six (36) months until July 1, 2009. The Company wishes to extend the term the agreement for an additional term of thirty six (36) months until July 1, 2012. In accordance with Section 270(3) of the Companies Law, the Audit Committee and the Board of Directors have approved the extension of the agreement between the Company and Mr. Jacobson for a term of thirty six (36) months, until July 1, 2012.

Proposal

At the Extraordinary Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, To renew the Services Agreement dated June 1, 2003 between the Company and Mr. Meir Jacobson, chairman of the board of directors of the Company, as extended until July 1, 2009 for a further term of thirty six (36) months commencing as of July 1, 2009, subject to earlier termination by either party by thirty (30) days prior written notice. The remaining terms of the original agreement shall remain unchanged. “

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board recommends that the shareholders vote "FOR" the extension of Mr. Meir Jacobson's Service Agreement.

Sincerely yours,

Crow Technologies 1977 Ltd

CROW TECHNOLOGIES 1977 LTD.

FORM OF PROXY

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on April 15, 2009 at 10:00 a.m. local time, at the Company’s offices at 12 Kineret Street, Airport City, Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________
of _______________________________________________________________,

being a shareholder of Crow Technologies 1977 Ltd. (the “Company”), hereby appoint Mr. Ofer Sehayik, the Comptroller of the Company, as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on April 15, 2009 at the Company’s offices at said address (the “Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓ in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. to approve the remuneration to be paid by the Company to Mr. Ze'ev Avraham Slavin in an aggregate amount equals to the remuneration paid by the Company to its External Directors for a term commencing the year 2009 and for as long as he remains a director on the Board of Directors of the Company and signatory in the Company
2. to elect Mr. James Roger Farkas to serve as an External Director on the Company's Board of Director
3. to approve the Two Projects Agreement and Profit Sharing Agreement between the Company's wholly owned subsidiary, Crow Electronic Engineering Ltd. with Exatel Visual Systems Ltd..
4. to renew the Services Agreement dated June 1, 2003 between the Company and Mr. Meir Jacobson, chairman of the board of directors of the Company, as extended until July 1, 2009 for a further term of thirty six (36) months commencing as of July 1, 2009, subject to earlier termination by either party by thirty (30) days prior written notice. The remaining terms of the original agreement shall remain unchanged

If no direction is made this proxy will be voted FOR Items 1 — 4 above.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices 12 Kineret Street, Airport City, Israel, not later than 48 hours prior to the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.

1.	Any alterations to this form must be initialed.

2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.